Filed Pursuant to Rule 424(b)(2)
Registration Nos. 333-144436 and 146281
PROSPECTUS
SEANERGY MARITIME CORP.
25,100,000 Shares of Common Stock
1,000,000 Common Stock Purchase Warrants
          This prospectus relates to 23,100,000 shares of common stock, par value $0.0001 per share, of Seanergy Maritime Corp. (“Seanergy,” the “Company,” “we,” “us” or similar words), which are issuable upon the exercise of outstanding common stock purchase warrants issued in our initial public offering pursuant to a prospectus dated September 24, 2007.
          This prospectus also relates to the issuance of the following securities issuable upon exercise of the unit purchase option granted to the representative of the underwriters in our initial public offering: (i) 1,000,000 shares of common stock, par value $0.0001 per share, (ii) 1,000,000 common stock purchase warrants and (iii) 1,000,000 shares of common stock issuable upon the exercise of the underwriters’ warrants.
          In order to obtain the shares of common stock, the holders of the warrants must pay an exercise price of $6.50 per share. The holders of the unit purchase option must pay an exercise price of $12.50 per unit in order to receive the common stock and warrants underlying the unit. We will receive the proceeds from the exercise of the unit purchase option and of all of the warrants, including the warrants exercised by the representative and its designees.
          Our common stock, warrants and units are traded on the American Stock Exchange under the symbols “SRG,” “SRG.WS” and “SRG.U,” respectively. On September 23, 2008, the closing sale price of the common stock, warrants and units was $8.25, $.95 and $8.70, respectively.
Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 6.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus is October 6, 2008

ABOUT THIS PROSPECTUS
          You should rely only on the information contained or incorporated by reference in this prospectus and in any applicable prospectus supplement or in any amendment to this prospectus. We have not authorized any other person to provide you with different information, and if anyone provides, or has provided, you with different or inconsistent information, you should not rely on it. We will not make an offer to sell our common stock in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus as well as the information we filed previously with the SEC and incorporated herein by reference is accurate only as of the date of the document containing the information.
WHERE YOU CAN FIND MORE INFORMATION
          This prospectus is part of a registration statement we filed with the SEC. This prospectus does not contain all of the information set forth in the registration statement, as permitted by the rules and regulations of the SEC.
          You should not assume that the information in this prospectus is accurate as of any date other than the date on the front page of this prospectus, regardless of the time of delivery of this prospectus or any sale of common stock.

          We file annual reports and special reports and other information with the SEC. You may read, without charge, and copy the documents we file with the SEC and the registration statement, including exhibits, may be inspected at the SEC’s public reference room at 100 F Street, NE in Washington, D.C. The public may obtain information about the operation of the public reference room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a web site at http://www.sec.gov which contains the Form F-1 and other reports and information regarding issuers that file electronically with the SEC.

PROSPECTUS SUMMARY
The Company
          We were incorporated in the Marshall Islands on August 15, 2006, originally under the name Seanergy Maritime Acquisition Corp., as a blank check company formed to acquire, through a merger, capital stock exchange, asset acquisition or other similar business combination, one or more businesses in the maritime shipping industry or related industries. We changed our name to Seanergy Maritime Corp. on February 20, 2007. On September 28, 2007, we completed an initial public offering of our securities.
          On May 20, 2008, we, along with Seanergy Maritime Holdings Corp. (f/k/a Seanergy Merger Corp.), our wholly owned subsidiary, or Seanergy Buyer, entered into definitive agreements pursuant to which Seanergy Buyer agreed to purchase, for an aggregate purchase price of (i) $367,030,750 in cash, (ii) $28,250,000 in the form of a convertible promissory note, and (iii) up to 4,308,075 shares of its common stock (subject to its meeting certain EBITDA thresholds), six dry bulk vessels from companies associated with members of the Restis family, including four secondhand vessels and two newly-built vessels. On August 26, 2008, our stockholders voted to approve the acquisition. Holders of 6,370,773 shares issued in our initial public offering elected to have their shares redeemed.
          On August 28, 2008, we completed the acquisition, through Seanergy Buyer and its designated nominees, of three of the six dry bulk vessels, which included two 2008 built Supramax vessels and one Handysize vessel. We took delivery of the M/V Davakis G, the M/V Delos Ranger and the M/V African Oryx. Each of these vessels is chartered for a one year term to South African Marine Corporation S.A. at charter rates of $60,000, $60,000 and $30,000 per day, respectively.
          The acquisition was completed with funds from our trust account and with financing from Marfin Bank S.A. of Greece. The financing was extended by Marfin pursuant to a financial agreement dated August 28, 2008 and is comprised of a term loan of up to $165,000,000 and a revolving facility not to exceed $90,000,000. The term loan will be made available in tranches to assist the six designated nominee companies (the “Borrowers”) to acquire each of the six vessels. The term loan is to be repaid over a period of seven years commencing upon delivery of the last vessel. The revolving facility is available for working and investment capital purposes to be used for the acquisition of the vessels. The amount available for drawdown under the revolving facility is tied to the market values of the vessels. The revolving facility will be gradually reduced each year and will be fully repaid together with the term loan. Both the term loan and revolving facility are secured by mortgages over the vessels and other usual securities including charter assignments. The obligations of the Borrowers have been guaranteed by us.
          On September 11, 2008, we completed the acquisition, through Seanergy Buyer and its designated nominee, of our fourth vessel, the M/V Bremen Max, a 1993-built, Panama vessel, chartered at the rate of $65,000 per day to South African Maritime Corporation S.A. for a one year term. The acquisition was completed with funds from working capital, We intend to complete the acquisition of our final two vessels, the MV African Zebra and MV Hamburg Max, on or about September 25, 2008.
          A summary of our business and operations is included in the notice of special meeting of stockholders and proxy statement included as Exhibit 1 to our Current Report on Form 6-K filed with the SEC on July 31, 2008, which is incorporated herein by reference, and the supplemental proxy statement filed as Exhibit 99.1 to our Current Report on Form 6-K filed with the SEC on August 22, 2008, which is also incorporated herein by reference.
          Our principal executive offices are located at c/o Vgenopoulos and Partners Law Firm, 15 Filikis Eterias Square, Athens, 106 73, Greece. The telephone number at our executive office is+30-210-7206900 Attn: Ioannis Tsigkounakis, or +30-210-3726200 Attn: Alexios Komninos. We maintain a website at www.seanergymaritime.com. The information contained on our website is not a part of, and is not incorporated by reference into, this prospectus.

The Offering

Securities offered:	1,000,000 warrants underlying a unit purchase option and 25,100,000 shares of common stock underlying (i) warrants to purchase 23,100,000 shares of common stock with an exercise price of $6.50 per share, (ii) 1,000,000 shares of common stock underlying the underwriters’ unit purchase option, and (iii) warrants to purchase 1,000,000 shares of common stock with an exercise price of $6.50 per share included as part of the underwriters’ unit purchase option. The warrants expire on September 24, 2011.

Common Stock:

Number outstanding before this offering	22,229,227

Number to be outstanding after this offering	47,329,227, assuming the exercise of all of the underwriters’ unit purchase option and the warrants, including the 1,000,000 warrants underlying the unit purchase option

Offering proceeds	Assuming the exercise of the underwriters’ unit purchase option and all the warrants issued in our initial public offering, we will receive gross proceeds of $169,150,000. We intend to use the proceeds from the exercise of the underwriters’ unit option and the warrants for working capital, operating expenses and other general corporate purposes. If we have indebtedness at the time the warrants are exercised, we may also use the proceeds to repay indebtedness. We may also use the proceeds to acquire other companies or vessels.

American Stock Exchange Symbols	Common Stock: SRG Warrants: SRG.WS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
          We believe that some of the information in this prospectus constitutes forward-looking statements within the definition of the Private Securities Litigation Reform Act of 1995. You can identify these statements by forward-looking words such as “may,” “expect,” “anticipate,” “contemplate,” “believe,” “estimate,” “intends,” and “continue” or similar words. You should read statements that contain these words carefully because they discuss future expectations, contain projections of future results of operations or financial condition or state other “forward-looking” information.
          We believe it is important to communicate our expectations to our security holders. However, there may be events in the future that we are not able to predict accurately or over which we have no control. The risk factors and cautionary language incorporated by reference into this prospectus provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by us in such forward-looking statements, including among other things:
•	outcomes of government reviews, inquiries, investigations and related litigation;

•	continued compliance with government regulations;

•	legislation or regulatory environments, requirements or changes adversely affecting the business in which we are engaged;

•	fluctuations in client demand;

•	management of rapid growth;

•	general economic conditions;

•	our business strategy and plans; and

•	the results of future financing efforts.
          You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus.
          All forward-looking statements included herein attributable to us are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, we do not undertake any obligation to update these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.
RISK FACTORS
          A discussion of the risk factors relating to an investment in us is included in our proxy statement included as Exhibit 1 to our Current Report on Form 6-K filed with the SEC on July 31, 2008, which is incorporated herein by reference, and our supplemental proxy statement filed as Exhibit 99.1 to our Current Report on Form 6-K filed with the SEC on August 22, 2008, which is also incorporated herein by reference. You should carefully consider the risk factors discussed in the proxy statement and supplemental proxy statement, together with all of the other information included in this prospectus, before you decide whether to exercise your warrants.
USE OF PROCEEDS
          Assuming the exercise of the underwriters’ unit purchase option and all the warrants issued in our initial public offering, we will receive gross proceeds of $169,150,000. We intend to use the proceeds from the exercise of the underwriters’ unit purchase option and the warrants issued in our initial public offering for working capital, operating expenses and other general corporate purposes. If we have indebtedness at the time the warrants are exercised, we may also use proceeds to repay indebtedness. We may also use the proceeds to acquire other companies or additional vessels. There is no assurance that the holders of the unit purchase option or the warrants will elect to exercise any or all of the unit purchase option or the warrants.

DETERMINATION OF OFFERING PRICE
          The offering price of the shares of common stock offered hereby is determined by reference to the exercise price of the applicable security. The exercise price of the 24,100,000 warrants (including the warrants underlying the underwriters’ unit purchase option) is $6.50 per share and the exercise price of the unit purchase option is $12.50 per unit. Each offering price was determined at the time of the initial public offering.
CAPITALIZATION AND INDEBTEDNESS
          A discussion of our capitalization and indebtedness as of March 31, 2008 is included in our proxy statement included as Exhibit 1 to our Current Report on Form 6-K filed with the SEC on July 31, 2008, which is incorporated herein by reference.
UNAUDITED PRO FORMA FINANCIAL INFORMATION
          Unaudited pro forma financial information with respect to the acquisition of six dry bulk vessels from companies associated with members of the Restis family, as of and for the three months ended March 31, 2008, and for the year ended December 31, 2007, is included in our proxy statement included as Exhibit 1 to our Current Report on Form 6-K filed with the SEC on July 31, 2008, which is incorporated herein by reference.
          Approval of the proposed acquisition required that a majority of the votes cast at the shareholders’ meeting be cast in favor of the proposed acquisition and that holders of fewer than 35% of Seanergy’s shares of common stock issued in the initial public offering (8,084,999 shares) voted against the proposed acquisition. On August, 26, 2008, shareholders of Seanergy approved the proposed acquisition, with holders of 6,514,175 shares voting against the proposed acquisition. Of the shareholders voting against the proposed acquisition, holders of 6,370,773 shares properly demanded redemption of their shares and were paid $63,707,730, or $10.00 per share, which included a forfeited portion of the deferred underwriter’s contingent fee.

PRICE RANGE OF SECURITIES
          Seanergy common stock, warrants and units are currently quoted on the American Stock Exchange under the symbols “SRG,” “SRG.WS” and “SRG.U,” respectively. Each unit of Seanergy consists of one share of common stock and one warrant. The warrants became separable from the common stock on October 26, 2007. Each warrant entitles the holder to purchase from Seanergy one share of common stock at an exercise price of $6.50 commencing on the later of the completion of an initial business combination or September 24, 2008. The warrants will expire at 5:00 p.m., New York City time, on September 24, 2011, or earlier upon redemption. Prior to October 26, 2007, there was no established public trading market for Seanergy’s common stock, warrants or units.
          The following table sets forth, for the periods indicated, the high and low sales prices of Seanergy’s common stock, warrants and units as reported on the American Stock Exchange.

	Common Stock				Warrants				Units
	High		Low		High		Low		High	Low
Year Ended
December 31, 2007	$9.64	*	$9.30	*	$1.63	*	$1.20	*	$11.10	$10.38

Quarter Ended
September 30, 2007	N/A		N/A		N/A		N/A		$10.42	$10.35
December 31, 2007	$9.64		$9.30		$1.63		$1.20		$11.10	$10.38
March 31, 2008	$9.50		$9.21		$1.35		$0.38		$10.75	$9.55
June 30, 2008	$9.81		$9.66		$1.99		$1.81		N/A	N/A

Month Ended
August 31, 2008	$10.00		$8.20		$1.90		$1.45		$11.70	$9.85
July 31, 2008	$9.91		$9.40		$2.50		$1.30		$10.51	$11.50
June 30, 2008	$9.94		$9.66		$2.62		$1.81		$11.55	$11.55
May 31, 2008	$10.05		$9.35		$2.28		$0.65		$9.81	$11.55
April 30, 2008	$9.50		$9.26		$0.73		$0.42		$9.46	$9.81
March 31, 2008	$9.45		$9.12		$0.75		$0.37		$9.45	$9.74

*	Period commenced on October 26, 2007.
PLAN OF DISTRIBUTION
          Pursuant to the terms of the warrants, shares of common stock will be distributed to those warrant holders who surrender the certificates representing the warrants and provide payment of the exercise price through their brokers to our warrant agent, Continental Stock Transfer & Trust Company, 17 Battery Place, New York, New York 10004. We do not know if or when the warrants will be exercised. We also do not know whether any of the shares acquired upon exercise will be sold.

LEGAL MATTERS
          The validity of the securities offered in this prospectus was passed upon for us by Reeder & Simpson, P.C., Piraeus, Greece.
EXPERTS
          Weinberg & Company, P.A., an independent registered public accounting firm, has audited our financial statements as of December 31, 2007 and 2006, and for the year ended December 31, 2007, the period from August 15, 2006, (Inception) to December 31, 2006, and the period from August 15, 2006 (Inception) to December 31, 2007 (Cumulative), as set forth in their report incorporated by reference herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
          The combined financial statements of Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd., Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A. (together, the “Group”) as of December 31, 2007 and 2006 and for each of the years in the three-year period ended December 31, 2007, prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board, have been incorporated by reference herein in reliance upon the report of KPMG Certified Auditors A.E., independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. Such report contains an explanatory paragraph stating that the combined financial statements referred to above present the aggregated financial information of the six vessel-owning companies (the “Group”) and an allocation of long-term debt and that the combined financial statements may not necessarily be indicative of the Group’s financial position, results of operations, or cash flows had the Group operated as a separate entity during the period presented or for future periods.
EXPENSES
          The following table sets forth an estimate of the fees and expenses relating to the issuance and distribution of the securities being registered hereby, all of which shall be borne by the Company. All of such fees and expenses, except for the SEC registration fee, are estimated:

SEC registration fee	$0
Transfer agent’s fees and expenses	$5,000
Legal fees and expenses	$45,000
Printing fees and expenses	$10,000
Accounting fees and expenses	$45,000
Miscellaneous fees and expenses	$0
Total	$105,000

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
          We incorporate by reference the filed documents listed below, except as superseded, supplemented or modified by this prospectus:
•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2007;

•	our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2008;

•	our Current Reports on Form 6-K filed May 22, 2008 (as amended on May 28, 2008), July 2, 2008, July 15, 2008, July 22, 2008, July 29, 2008, July 31, 2008, August 15, 2008, August 22, 2008 and September 3, 2008;

•	our Current Reports on Form 8-K filed April 1, 2008 and May 19, 2008; and

•	the description of our common stock contained in our Form 8-A filed September 19, 2007.
          In addition, any Form 20-F, 10-K or 8-K after the date of this prospectus and prior to the filing of a post-effective amendment that indicates that all securities registered hereby have been sold or that deregisters all securities then remaining unsold, and our reports on Form 6-K filed with the SEC after the date of this prospectus only to the extent that the forms expressly state that we incorporate them by reference in this prospectus, shall be deemed to be incorporated by reference into this prospectus and to be a part hereof from the date of filing of such documents with the SEC. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein, or in a subsequently filed document incorporated by reference herein, modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus.
          Potential investors may obtain a copy of any of the agreements summarized herein (subject to certain restrictions because of the confidential nature of the subject matter) or any of our SEC filings without charge by written or oral request directed to Georgios Koutsolioutsos, Chairman of the Board, Seanergy Maritime Corp. c/o Vgenopoulos and Partners Law Firm, 15 Filikis Eterias Square, Athens, 106 73, Greece. The telephone number at our executive office is +30-210-7206900 Attn: Ioannis Tsigkounakis, or +30-210-3726200 Attn: Alexios Komninos.
INDEMNIFICATION
          Our articles of incorporation provide that the Company, to the full extent permitted by Section 60 of the Marshall Islands Business Corporations Act, as amended from time to time, shall indemnify all persons whom it may indemnify pursuant thereto. It further provides that expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit or proceeding for which such officer or director may be entitled to indemnification hereunder shall be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Company as authorized thereby.
          Our bylaws provide the Company with the power to indemnify its officers, directors, employees and agents or any person serving at the Company’s request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise to the fullest extent permitted by Marshall Islands law.
          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.